Exhibit 99.129

DeFi Technologies Inc. Announces Record 2024 Financial Results: Adjusted Revenues of C$204.4 million (US$144.8 million), Adjusted EBITDA of $116.1 million (US$80.4 million) and Adjusted Net Income of C$115.07 million (US$84 million) and Notable Strategic Developments

●	Adjusted Revenues, Adjusted EBITDA and Adjusted Net Income: DeFi Technologies recorded Adjusted Revenues of C$42.6 million (approximately US$31.1 million) and C$204.4 million (approximately US$144.8 million - annual) for the three and twelve months period ended December 31, 2024 and Adjusted Net Income of C$19.1 million (approximately US$13.9 million) and C$115.07 million (approximately US$84 million) for three and twelve months ended December 31, 2024. The Company also reports Adjusted EBITDA of C$20.08 million (US$14.6 million) and C$116.1 million (US$80.3 million) for the three and twelve months ended December 31, 2024, reflecting its strong operational performance and robust revenue growth.

.

●	Substantial Growth in AUM: AUM grew by 132% since December 31, 2023, to approximately C$1.18 billion (US$819 million) as of December 31, 2024, driven by favorable market conditions, new product launches, and strategic corporate actions that enhanced trading volumes and overall financial performance.

●	ETF/Index and Institutional Recognition: DeFi Technologies has been included in several prominent indices and institutional investment vehicles, including the MVIS Global Digital Assets Equity Index, VanEck Digital Transformation ETF, MSCI Canada Small Cap Index, Bitwise, Vanguard, and Melanion Capital—reflecting increasing institutional recognition of the Company’s performance, strategic direction, and role in the evolving digital asset ecosystem.

●	2025 Outlook: Looking ahead, based on the current performance of its asset management business and prevailing market conditions, the Company forecasts annualized revenue of approximately C$227.2 million (US$159.9 million) for 2025. Continued growth in AUM may result in proportional increases in revenue over time.

TORONTO – March 31, 2025 – DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company focused on the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), announces its financial performance for the three and twelve months ended December 31, 2024 (all amounts in Canadian dollars, unless otherwise stated).

Financial Highlights

●	Adjusted Revenue: Adjusted Revenues of C$42.6 million (approximately US$31.1 million - Q4) and C$204.3 million (approximately US$144.8 million - annual) for the three and twelve months period ended December 31, 2024

●	Adjusted Net Income: Adjusted Net Income of C$19.1 million (approximately US$13.9 million) and C$115.07 million (approximately US$84 million) for three and twelve months ended December 31, 2024, reflecting robust operational performance.

●	Adjusted EBITDA: Adjusted EBITDA of C$20.08 million (US$14.7 million) and C$116.1 million (US$80.4 million) for the three and twelve months ended December 31, 2024.

●	Valour Staking/Lending & Management Fees: In Q4 2024, Valour generated staking and lending income of C$12.8 million (US$9.1 million) and management fees of C$2.9 million (US$2.1 million). For the fiscal year ended 2024 Valour generated staking and lending income of C$35.7 million (US$25.5 million) and management fees of C$8.8 million (US$6.3 million).

●	DeFi Alpha Performance: For the twelve months ended December 31, 2024, DeFi Alpha generated C$132.1 million (US$96.7 million) with zero losses to date.

●	Stillman Digital: For the three months ended December 31, 2024, Stillman Digital generated trading commissions of C$2.9 million (US$2.1 million) in revenue. Stillman Digital was acquired in October 2024.

●	Reflexivity Research: In Q4 2024, Reflexivity Research generated research revenues of C$861,241 (US$615,964) for the three months ended December 31, 2024, and C$2.0 million (US$1.4 million) for the twelve months ended December 31, 2024

Cash and Treasury Position

●	Cash Balance: As of December 31, 2024, cash balance of approximately C$22.4 million (US$16.7 million), up from C$6.7 million (US$4.2 million) on December 31, 2024.

●	Treasury Holdings: As of December 31, 2024, the Company’s holdings included 208.8 BTC, 121 ETH, 586,683 ADA, 131,616 DOT, 14,375 SOL, 491 UNI, 433,322 AVAX and 1,707,703 CORE tokens, totaling approximately C$58.9 million (US$40.7 million).

●	Venture Portfolio: Investments were valued at C$53.7 million (US$37.3 million) as of December 31, 2024, up from C$43.5 million (US$33.2 million) as of December 31, 2024.

Total Value of Cash, Treasury, and Venture Portfolio: C$135 million (US$93.8 million) as of December 31, 2024.

For the latest update on cash and digital asset treasury holdings as of February 28, 2025, see here.

Substantial AUM Growth

●	Valour’s ETP business reported assets under management (AUM) of approximately C$1.18 billion (US$819 million) as of December 31, 2024, representing a 132% increase since December 31, 2023. This growth was driven by favorable market conditions, new product launches, and strategic corporate actions that boosted trading volumes and enhanced overall financial performance.

Q4 Strategic and Business Developments

Acquisitions and Partnerships:

●	DeFi Technologies completed the acquisition of Stillman Digital Inc. and Stillman Digital Bermuda Ltd. (collectively doing business as “Stillman Digital”), a leading OTC desk and digital asset liquidity provider with over US$15 billion in trade volume since 2021, with US$5 billion of that occurring in Q2 2024 alone.

●	Stillman Digital announces liquidity provision partnership with Finery Markets, a leading non-custodial crypto ECN and the provider of a SaaS trading platform for institutions.

●	DeFi Technologies announced the upcoming launch of SolFi Technologies to expand shareholder exposure to the Solana (SOL) ecosystem.

●	DeFi Technologies announced the upcoming launch of CoreFi Strategy, a MicroStrategy inspired approach for amplifying Bitcoin returns with CORE.

●	DeFi Technologies signed a letter of intent to acquire a majority stake in Neuronomics AG, an AI-driven Swiss asset management firm.

●	Reflexivity hosted a successful Crypto Investor Day in New York City, with moderation by Anthony Pompliano and sponsorship from Coinbase, Ledger, Copper, 3iQ, and more.

ETPs and Geographic Expansion

●	Valour strengthened Nordic Market Strategy with Transfer of Crypto ETPs to Spotlight Stock Market.

●	Valour signed a memorandum of understanding with SovFi and AsiaNext in Singapore to expand Valour’s ETP offerings across APAC through this strategic partnership.

●	Valour signed a memorandum of understanding for the issuance and trading of exchange-traded products (“ETPs”) on the Nairobi Securities Exchange.

●	Valour submitted its application for listing its ETPs on the Dubai Financial Market.

●	Valour expands offerings with first-ever Valour Bittensor (TAO) and Dogecoin (DOGE) ETP in the Nordics on Spotlight Stock Market.

●	Valour announced the mega launch of 20 new digital asset ETPs on Spotlight Stock Market.

●	Valour Digital Securities Limited and The Hashgraph Group (THG) expanded access to Hedera HBAR ETP with Euronext listing.

●	Valour reported record monthly net inflows of C$56 Million (US$38.8 Million) in December 2024.

NASDAQ Listing Progress:

●	DeFi Technologies filed a Form 40-F with the SEC in connection with its application to list its common shares on The Nasdaq Stock Market.

Elimination of Valour Debt :

●	Valour substantially eliminated its outstanding debt in 2024, strengthening financial position for growth and expansion.

Comment from the CEO:

Olivier Roussy Newton, CEO of DeFi Technologies, stated, “2024 was a defining year for DeFi Technologies. We achieved our strongest financial performance to date, delivering Adjusted Revenues of C$204.3 million (US$144.8 million) and Adjusted Net Income of C$115.1 million (US$84 million)—results that position us among the few profitable public companies in the digital asset sector. These milestones reflect the strength of our business model, the operational discipline of our team, and the consistent execution of our long-term strategy.

Our AUM grew 132% year-over-year to C$1.18 billion (US$819 million), representing more than 900% growth from the market lows in late 2022. This expansion is a function of rising investor demand for regulated exposure to digital assets, as well as continued product innovation and distribution progress across our business lines.

Throughout the year, we enhanced and diversified our operations. The acquisition of Stillman Digital has expanded our institutional trading capabilities and laid the foundation for new business lines in foreign exchange, custody, and proprietary trading. DeFi Alpha delivered C$132.1 million (US$96.7 million) in returns with no losses—a key driver of our financial results. We also took our first step into AI-driven asset management through our majority investment in Neuronomics, reflecting our view that technology-led investment strategies will play an increasingly important role in the years ahead.

On the global front, we made important progress with our international expansion efforts. We announced joint ventures with AsiaNext and SovFi to bring Valour ETPs to the Asia-Pacific region, and signed a memorandum of understanding with the Nairobi Securities Exchange to develop digital asset products for the African market. These initiatives are actively progressing, and we are in ongoing discussions related to further expansion in other strategic regions.

We continue to operate with focus, discipline, and a long-term perspective. Our team remains committed to building a business that is resilient, scalable, and positioned to adapt in a dynamic market environment. Many of the initiatives launched in 2024 were developed and executed with agility, and we believe our ability to stay responsive while thinking strategically is a competitive strength.

While 2024 marked our strongest year to date, we do not view it as a high-water mark. We are focused on the next phase—scaling our existing business lines, launching new offerings, and thoughtfully pursuing opportunities that complement and strengthen our overall business. With a healthy balance sheet, no debt, and a growing portfolio of high-conviction businesses, DeFi Technologies is well-positioned to continue delivering long-term value to our shareholders as the digital asset landscape matures.”

Outlook for 2025

The outlooks for each business segment of the Company that follows supersedes all prior financial outlook statements made by the Company, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond the Company’s control. Please see “Cautionary note regarding forward-looking information” and “Financial Outlook Assumptions” below for more information.

Asset Management Outlook for 2025

The Company has experienced substantial revenue growth since Q1 2024, driven by increased investor activity and broader market momentum. Valour’s ETPs have seen more than 900% increase in AUM since the market lows of late 2022, with continued growth in trading volumes. As of December 31, 2024, Valour’s ETP business reported approximately C$1.18 billion (US$819 million) in AUM, representing a 132% increase from December 31, 2023. This growth has been supported by favorable market conditions, the launch of new ETPs, and strategic corporate initiatives that have boosted both trading activity and overall financial performance.

Revenue from staking and lending, management fees, and mark-to-market changes in digital assets and ETP payables has remained closely correlated with both the level of capital inflow into Valour’s products and the performance of the underlying digital assets, which continued to appreciate through the end of 2024. Additionally, Valour continues to seek and optimize revenue generating opportunities of its digital asset holdings. Based on current performance, digital asset price levels and market trends, the Company’s annualized revenue for 2025 is forecasted at approximately C$227.2 million (US$159.9 million). Continued growth in AUM may lead to proportional increases in revenue going forward.

Valour’s Global Expansion and Strategic Market Development

Valour is making significant strides in expanding its global footprint, solidifying its position as a leader in the regulated digital asset space. With over 60 ETPs now listed across European and United Kingdom exchanges, Valour plans to increase its total ETP listings to 100 products by the end of 2025, including new offerings such as leveraged and warrant products. This expansion not only enhances Valour’s product portfolio but also strengthens its ability to meet the growing demand for regulated digital asset products.

As Valour continues to diversify and broaden its reach, the Company is also strategically entering new markets outside of Europe. This expansion into regions such as Africa, Asia, the Middle East, and other emerging areas offers Valour a first-mover advantage. This proactive market approach is a critical differentiator, allowing Valour to be at the forefront of digital asset adoption in key regions with significant growth potential.

Strategic Partnerships in Africa and Asia-Pacific

Valour’s global expansion has been significantly accelerated by recent partnerships in Africa and Asia-Pacific, positioning the company as a leader in emerging markets. These strategic collaborations in regions with rapidly growing digital asset adoption will provide a solid foundation for future growth.

●	Africa Expansion: In July 2024, Valour signed a Memorandum of Understanding with the Nairobi Securities Exchange (“NSE”) and SovFi Inc. (“SovFi”) to develop and launch Valour’s ETPs in Africa (the “NSE MOU”). The NSE MOU leverages Kenya’s position as East Africa’s largest cryptocurrency market and its robust mobile money ecosystem, making it a prime market for Valour’s products. With 85% smartphone penetration and increasing adoption of digital assets, Kenya is positioning itself as a technological hub in the region. The partnership will enhance the NSE’s position as a financial hub and provide Valour with the opportunity to tap into a burgeoning investor base, increasing liquidity and market participation across the continent.

●	Asia-Pacific Expansion: In November 2024, Valour further expanded its global footprint by signing an MOU with AsiaNext and SovFi to list and expand its ETPs on AsiaNext’s Singapore-licensed securities exchange (the “AsiaNext MOU”). The AsiaNext MOU strategically positions Valour to enhance institutional access across the Asia-Pacific (APAC) region, which is witnessing a surge in demand for regulated digital asset investments. The collaboration will provide Valour the opportunity to further solidify its leadership in APAC markets.

Market Expansion Strategy

DeFi Technologies and Valour are employing a comprehensive strategy to expand market share in both established and emerging regions. This approach revolves around four core pillars: Digital Strategy, Customer Management, Institutional Engagement, and Relationship Building. These pillars ensure that Valour is not only expanding its market presence but also deepening its institutional relationships and regulatory engagements.

When evaluating new jurisdictions for expansion, Valour’s decision-making matrix requires regions to meet at least three of the following criteria:

●	Liquidity and Leadership: Jurisdictions with securities exchanges offering significant liquidity and regional leadership.

●	Governmental Support: Jurisdictions with strategic governmental initiatives for digital asset adoption.

●	Untapped Markets: Areas with high populations of unregistered or untaxed digital asset consumers.

●	Innovation-Focused Regions: Locations with national strategies focused on digital assets, AI, quantum computing, and other deep-tech sectors.

●	Economic Diversification: Areas working to move away from natural resource-based economies.

●	Young, Tech-Savvy Populations: Regions with younger, educated, and technology-driven populations.

●	High Crypto Adoption: Jurisdictions with high levels of inflation and demonstrably high adoption of cryptocurrencies.

Regulatory Strategy and Education

Valour’s expansion is also underpinned by a commitment to regulatory clarity. Valour’s approach is built on the principle of being “regulated crypto without the keys and the wallets,” positioning its ETPs as safe, compliant, and transparent solutions. As part of its ongoing strategy, Valour is focused on:

●	Building Access: Cultivating relationships with key regulatory bodies, securities exchange leadership, and capital market authorities.

●	Local Partnerships: Partnering with local institutions to build appetite for regulated digital asset-backed ETPs.

●	Regulatory Advocacy: Educating governments on the value of enabling tax revenue through regulated digital asset products.

Strategic Considerations for Growth

Valour’s strategy includes critical elements such as cross-listing, market-making, foreign exchange considerations, in-country marketing, and forming key partnerships with local institutional players. By leveraging these strategies, Valour is addressing the challenges of entering new markets, such as navigating regulatory frameworks, liquidity requirements, and cultural sensitivities. Valour is also forging the path forward in markets where digital asset regulation is either nascent or absent, positioning itself as a trailblazer.

Despite the challenges, Valour remains optimistic about the regulatory environment’s evolution. The Company is making steady progress in expanding its market presence with expected listings in the coming months and a robust pipeline of additional listings anticipated through the rest of 2025 and into 2026. Strategic locations yet to be announced will also play a key role in Valour’s expansion and its mission to bridge the gap between traditional securities and digital assets.

Accelerating Investor Demand

From January to October 2024, Valour saw total inflows of C$101.3M (US$70.5M), demonstrating strong investor interest. However, inflows have since surged from November 2024 to February 2025, with inflows surpassing the total for the previous months at C$141.7M (US$98.6M). This uptick in inflows highlights accelerating investor demand for Valour’s ETPs, underscoring the company’s ability to attract capital and expand its presence in the market.

Valour’s international expansion is not just about growing its product lineup—it’s about establishing a strong competitive moat, taking a leadership position in new markets, and positioning the company to capitalize on the global shift toward regulated digital assets. The company’s ongoing efforts are laying the foundation for continued success and increased market dominance in the years ahead.

Stillman Digital Outlook for 2025

As we move into 2025, Stillman Digital is positioned to build on the strong momentum achieved since its acquisition by DeFi Technologies. Stillman Digital’s strategic priorities for the year will focus on expanding business development efforts, enhancing global reach, and deepening capabilities in key areas such as foreign exchange and stablecoin services.

Financial Outlook:

●	Based on current performance trends, Stillman Digital anticipates a revenue range of C$12 million to C$16 million for 2025, driven by continued growth in trade volumes and new business development initiatives.

●	Q1’25 is on pace to generate approximately C$2.8 million to C$3 million in revenue, which, if annualized, puts the company on track for a C$12 million revenue run rate. Given the recency of the acquisition along with the volatility of market sentiment, the potential for further growth remains significant as Stillman realizes synergies with DeFi Technologies and Valour, with the December revenue run rate suggesting higher potential upside.

Strategic Focus:

●	Business Development: A primary focus for Stillman Digital in 2025 will be the expansion of its business development team, with the goal of accelerating the acquisition of new institutional clients. The company is also intensifying efforts to penetrate international markets, particularly in Latin America and Europe.

●	Product and Market Expansion: Stillman Digital plans to enhance its product offerings, particularly in FX and stablecoin services. These offerings will help hedge against altcoin volatility and further diversify its revenue streams.

●	Strategic Partnerships: Continuing to expand global banking relationships is a key priority for Stillman Digital, with ongoing efforts to partner with new aggregators and ECNs. Additionally, partnerships with institutions like Bank Frick and Fireblocks will broaden client access and facilitate more seamless fiat transactions.

●	Team Growth: Recent hires, including new backend developers and a Head of Trading with a background in astrophysics and quantitative trading, are expected to drive innovation and improve trading strategies. These additions will allow Stillman Digital to continue outperforming market benchmarks with new principal trading strategies.

●	Brand Evolution: A rebranding effort will be launched to better position Stillman Digital as an institutional player, reflecting its maturity and focus on serving a high-value, global client base.

●	Post-Acquisition Integration: While the post-acquisition integration process has been administratively intensive, it has set the stage for growth in 2025. With this work nearing completion, Stillman Digital will be able to fully concentrate on business development and strategic growth opportunities in the near term.

Looking ahead, Stillman Digital is well-positioned to accelerate its growth in 2025, leveraging DeFi Technologies’ support and strategic resources to unlock new opportunities and continue expanding its global footprint.

DeFi Alpha Outlook for 2025

The DeFi Alpha strategy has proven to be a pivotal driver of DeFi Technologies’ financial resilience, enhancing the Company’s position in an ever-evolving digital asset landscape. Through its arbitrage-focused approach, DeFi Alpha has strengthened the Company’s financial foundation, enabling debt repayment while supporting the deployment of a robust digital asset treasury strategy. This strategic model has proven effective in mitigating risks while maximizing returns, even in the face of market volatility.

Performance Update: For the twelve months ending December 31, 2024, DeFi Alpha generated C$132.1 million (US$96.7 million) in returns, maintaining an impressive track record with zero losses to date. This performance underscores the strength of the strategy and its ability to navigate a volatile market environment successfully.

Strategic Focus and Competitive Edge: DeFi Alpha was designed to capitalize on the Company’s balance sheet through both systematic and opportunistic trading strategies. The approach uniquely positions DeFi Alpha to take advantage of market opportunities while leveraging its balance sheet advantages. Many of the trades pursued are exclusive, backed by strong partnerships and significant holdings tied to ETPs, making these opportunities largely inaccessible to other firms. This exclusivity, combined with efficient execution in low-competition areas, is what gives DeFi Alpha its strategic edge in the market.

Systematic Earnings and Opportunistic Trades:

●	Systematic Strategies: Focus on low-risk, model-driven arbitrage and short-term opportunities that do not expose the company to broader market fluctuations. These trades remain highly effective, providing steady and predictable earnings.

●	Opportunistic Trades: These trades, often linked to partnerships and liquidity advantages, are a critical part of the strategy but are inherently harder to predict or guide on a quarterly basis. Despite this unpredictability, they remain an important growth avenue for DeFi Alpha.

Ecosystem and Market Growth: With the continued mainstream adoption of crypto and the broader ecosystem expansion, DeFi Alpha has seen an increase in market opportunities. Even with an expanded team, there are more opportunities than can be fully addressed, providing a clear path for continued growth.

Product Launches and AUM Expansion: The launch of new products, alongside a growing Assets Under Management (“AUM”), will further enhance DeFi Alpha’s ability to scale its systematic trading activities, driving revenue growth in 2025. The increase in liquidity from these initiatives will provide greater operational efficiency and open up trades that competitors are unable to execute, expanding DeFi Alpha’s competitive moat.

Long-Term Infrastructure Development: Investments in infrastructure, counterparty agreements, and research since Q2 2024 are laying the groundwork for sustained growth, with the full benefits expected to be realized as the year progresses. These long-term investments are crucial to building a foundation that will continue to support DeFi Alpha’s growth trajectory and its ability to capture future opportunities.

Outlook for 2025 and Beyond: Looking ahead, DeFi Alpha is poised to capitalize on its unique positioning, leveraging both systematic and exclusive trading opportunities, along with strong partnerships and continued market growth. At the same time, the ongoing infrastructure investments will ensure a solid foundation for long-term success, with sustained growth and continued strategic advancements as key focuses for 2025.

DeFi Alpha remains well-positioned to be a major contributor to DeFi Technologies’ continued success, driving both short-term gains and long-term value for the Company.

Neuronomics Outlook for 2025

On March 7, 2025, DeFi Technologies finalized the acquisition of a majority stake (52.5%) in Neuronomics AG, a Swiss asset management firm specializing in artificial intelligence and computational neuroscience.

Neuronomics is committed to driving sustainable growth through strategic innovation, global market expansion, and rigorous operational excellence. Building on our core strengths in artificial intelligence and computational neuroscience, our 2025 roadmap integrates new partnerships, diversified product launches, and a best-in-class compliance framework. These initiatives firmly position Neuronomics at the forefront of next-generation algorithmic asset management.

Strategic Growth Initiatives:

●	Expanded AMC Program

In collaboration with Valour and other strategic partners, we will broaden our Active Managed Certificate (AMC) suite. This expansion leverages our proprietary AI technology—trusted for streamlining strategy development and rigorous back-testing—capabilities already proven through our flagship Neurofin investment product.

●	Market Diversification

Beyond digital assets, we are extending our expertise into new asset classes. By Q3 2025, we plan to introduce an AI-powered rebalancing strategy focused on the technology sector. This approach will broaden our investor base and mitigate single-sector volatility.

Innovation and Product Pipeline

●	Digital Asset Launches

○	Smart Crypto AI (Q3 2025)

Employing our proprietary AI methodologies, this product targets top cryptocurrencies for high risk-adjusted returns across varying market conditions.

○	Crypto Alpha AI (Q4 2025)

Designed to capture alpha within the broader digital asset space, offering efficient and diversified exposure for investors.

●	Equity Market Solutions

○	TechEquity AI (Q3 2025)

Our new equity-focused product applies advanced AI modeling to identify inefficiencies in technology stocks, aiming for both alpha generation and a stable beta profile.

Operational Excellence and Risk Management

●	Regulatory Compliance

Operating under strict FINMA/AOOS supervision, we uphold a robust compliance framework. Our teams collaborate closely with regulators and external advisors to maintain full alignment with evolving industry standards.

●	Technological Edge

Ongoing investment in AI research and development underpins each new product, reinforcing our leadership in algorithmic trading and continuous innovation.

●	Scalable Infrastructure

We continue to optimize our global trading, analytics, and risk management platforms, ensuring that we can meet expanding investor demand seamlessly.

Future Outlook

●	Global Reach

Our broadened AMC offerings and diverse AI-driven product suite position Neuronomics to capture strong global demand for AI-based asset management solutions, driving revenue growth through 2025 and beyond.

●	Shareholder Value

Targeted product launches, sustained R&D, and an unwavering focus on operational excellence underscore our commitment to delivering consistent value for investors and stakeholders, fortifying our market presence and financial performance.

Nasdaq Listing

On September 16, 2024, the Company filed a Form 40-F Registration Statement with the United States Securities and Exchange Commission (the “SEC”), in connection with its application to list its common shares on The Nasdaq Stock Market. The listing of the Company’s common shares on the Nasdaq remains subject to the approval of the Nasdaq and the satisfaction of all applicable listing and regulatory requirements, including Form 40-F being declared effective by the SEC. The Company filed an amended 40F Registration Statement on January 17, 2025, and continues to progress its application to list its common shares on the Nasdaq.

Earnings Conference Call

The DeFi Technologies 2024 Financial Results webcast will commence at 12:00 p.m. ET, Monday, March 31, 2025.

To register for the live webcast, please visit this link: https://zoom.us/webinar/register/WN_YpQiKECZQGKQ51DjvovWjw

Link to Q4 2024 presentation: https://drive.google.com/file/d/1c671nDQmo-4WE--RWOyl4yxVYdZnrRnW/view?usp=sharing

Supplemental Materials and Upcoming Communications

The Company has made available on its website materials designed to accompany the discussion of its results, along with certain supplemental financial information and other data. For important news and information regarding the Company, including investor presentations and the timing of future investor conferences, visit the Investor Relations section of the Company’s website: https://defi.tech/investor-relations.

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

Upcoming Conferences & Events

Canaccord Genuity’s 5th Digital Assets Symposium
April 16, 2025
Wed, Apr 16 at 3:45-4:10 PM in Track 1
Presenters: Olivier Roussy Newton, Johan Wattenstrom

25th Annual B. Riley Securities Annual Investor Conference

May 21-22, 2025

The Ritz-Carlton, Marina Del Rey, California

Non-IFRS and Other Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with IFRS Accounting Standards (“IFRS”), the Company uses certain non-IFRS and other financial measures to provide additional information in order to assist investors in understanding our financial and operating performance. These measures are not recognized measures for financial presentation under IFRS, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies.

During the quarter-ended June 30, 2024, the Company made equity investments in two private investments funds, pursuant to which the Company gained exposure to 1,658,484.21 Solana and 931,445.6 Avalanche tokens (the “Locked Tokens”) acquired by the funds from a bankrupt company. In its quarters ended June 30, 2024 and September 30, 2024, the Company accounted for the tokens underlying its investments in the investment funds directly as if held at a third party custodian and classified all the tokens as current assets (the “Undiscounted Valuation”). The Locked Tokens, however, are subject to a lock up schedule extending to 2028 and as a result, for the financial statements for the year ended December 31, 2024 (the “Fiscal 2024 Financial Statements”) and going forward, the Company has applied a discount for lack of marketability (“DLOM”). The DLOM will decrease over time as the Locked Tokens are released, amortizing to zero by 2028 when the final tokens are unlocked. The lock-up schedule is not linear and includes bulk releases, including an approximate 25% release on March 31, 2025, which would reduce the DLOM at such time.

The application of the DLOM for the Fiscal 2024 Financial Statements resulted in a decrease in the “Unrealized gain on equity investments at FVTPL” on the Company’s Consolidated Statements of Operations and Comprehensive Loss and a decrease in “Equity Investments in digital assets, at FVTPL” on the Consolidated Statements of Financial Position.

Paul Bozoki, Chief Financial Officer of the Company, stated, “During our audit of the Fiscal 2024 Financial Statements, we determined that the Locked Tokens were incorrectly accounted for in the Company’s June 30, 2024 and September 30, 2024 financial statements (the “Affected Periods”) as they were prepared without applying the DLOM. However, given that the DLOM represents an accounting adjustment that is not reflective of the operations and performance of the Company, we believe that using Adjusted Revenue, Adjusted EBITDA, Adjusted Net Income and Adjusted Net Income Per Share would be helpful to investors to better understand the Company’s financial performance. The Locked Tokens were acquired in line with Valour’s policy to hedge its ETP liabilities, and the application of the DLOM does not reflect our ability to hedge such liabilities in the case of ETP redemptions. Furthermore, Valour’s policy is to stake a certain percentage of its digital assets to earn staking income, which is exactly what the Locked Tokens do while locked.”

“Adjusted Revenue” is a non-IFRS financial measure that is defined as revenue excluding (a) the application of the DLOM and (b) the effect of the adjustment in the value the BTC collateral held by Genesis Global Capital LLC (“Genesis”) to the fair value of the loan and interest held with Genesis (the “Genesis Adjustment”). Due to the ongoing bankruptcy related to Genesis, the Company is adjusting the BTC collateral position to the value of the loan and interest held at Genesis in accordance with the principles of IFRS. The Company continues to monitor and participate in the Genesis proceedings to determine the magnitude of the expected recovery as the proceedings progress.

“Adjusted Net Income” is a non-IFRS financial measure that is defined as net income excluding (a) the application of the DLOM, (b) the Genesis Adjustment and (c) the one-time effect of the impairment loss as a result of its acquisition on February 9, 2024 of intellectual property tailored to support the Solana-focused trading desk operated by the Company. At the time of acquisition, the intangible assets were in an early stage of research and development, with significant uncertainties surrounding its future market demand, sales price and production costs, and as such, the full amount was impaired (the “Solana IP Adjustment”).

“Adjusted EBITDA” is a non-IFRS financial measure that is defined as Adjusted Net Income and adding back interest, taxes, depreciation, amortization of property and equipment, right-of-use assets and other intangible assets.

“Adjusted Net Income Per Share” is a non-IFRS financial measure that is defined as Adjusted Net Income divided by the total number of common shares of the Company issued and outstanding.

These foregoing adjustments are non-IFRS measures, and the Company believes that they provide a focused view of its operational performance. The reconciliation of these adjustments helps stakeholders understand the impact of non-cash items on the Company’s financial results. The non-IFRS and other financial measures used herein should be considered as a supplement to, and not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS. See the financial tables below for a reconciliation of the non-IFRS measures.

	Three months ended December 31,		Year ended December 31,
	2024	2023	2023	2024
	$	$	$	$
REVENUE RECONCILIATION
Total Revenue (IFRS)	$5,713,682	$5,999,498	$55,214,292	$10,356,015
add back: Discount for Lack of Marketability (DLOM)	$21,940,525	$0	$124,490,360	$0
add back: Bitcoin collateral held by Genesis Capital LLC	$15,005,656	$0	$24,660,033	$0
ADJUSTED REVENUE	$42,659,863	$5,999,498	$204,364,685	$10,356,015

NET LOSS (INCOME) RECONCILIATION
Net Loss	$(17,828,868)	$(2,894,938)	$(39,041,502)	$(20,291,963)
add back: Discount for Lack of Marketability (DLOM)	$21,940,525	$0	$124,490,360	$0
add back: Bitcoin collateral held by Genesis Capital LLC	$15,005,656	$0	$24,660,033	$0
add back: Impairment of Solana IP acquisition	$0	$0	$4,962,021	$0
ADJUSTED NET INCOME (LOSS)	$19,117,313	$(2,894,938)	$115,070,912	$(20,291,963)

EBITDA RECONCILIATION
Net Loss (IFRS)	$(17,828,868)	$(2,894,938)	$(39,041,502)	$(20,291,963)
Interest	$417,791	$1,082,576	$3,868,425	$4,161,136
Depreciation & Amortization	$546,649	$512,811	$2,122,503	$2,051,245
EBITDA	$(16,864,428)	$(1,299,551)	$(33,050,574)	$(14,079,582)
add back: Discount for Lack of Marketability (DLOM)	$21,940,525	$0	$124,490,360	$0
add back: Bitcoin collateral held by Genesis Capital LLC	$15,005,656	$0	$24,660,033	$0
add back: Impairment of Solana IP acquisition	$0	$0	$4,962,021	$0
ADJUSTED EBITDA	$20,081,753	$(1,299,551)	$116,099,819	$(14,079,582)

Net Income (loss) per share
Basic	(0.06)	(0.01)	(0.13)	(0.09)
Adjusted net income (loss) per share
Basic	0.06	(0.01)	0.39	(0.09)

The Company plans to restate the financial statements with respect to the Affected Periods. As a result, the financial statements for the Affected Periods should not be relied upon and similarly, any previously issued or filed reports, press releases, investor presentations or other Company communications describing the financial results or other financial information in connection with the Affected Periods should no longer be relied upon.

Based on the foregoing, the Company’s management has concluded that the Company has a material weakness in its internal control over financial reporting for the year ended December 31, 2024. Management is in the process of implementing remediation measures to address the material weakness in respect of the errors described above.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

For more information on Valour, to subscribe, or to receive updates and financial information, visit valour.com.

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the financial results of the Company; revenue outlook of the Company; growth of AUM; revenue generating opportunities for the Company’s digital asset holdings; upcoming ETP launches; revenue generation by DeFi Alpha; integration of Reflexivity Research, Stillman Digital and Neuronomics AG and their respective plans and outlooks for 2025; appreciation of digital asset prices; listing of the common shares of the Company on Nasdaq; the NSE MOU and the AsiaNext MOU; investment and interest in the digital asset sector; future collaborations and partnerships; development of ETPs; geographic expansion of the Company; future acquisitions by the Company; the regulatory environment with respect to the growth and adoption of decentralized finance; the restatement of historical financial information; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; ability of the Company to successfully integrate and grow Reflexivity Research,Stillman Digital and Neuronomics AG; growth and development of DeFi and digital asset sector; rules and regulations with respect to DeFi and digital asset; fluctuation in digital asset price levels; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Financial Outlook Assumptions

The financial outlook on revenue of the Company is based on a number of assumptions, including assumptions related to the application of IFRS to the Company’s financial statements; fluctuations in DLOM and its effect on the Company’s equity investments; inflation, changes in interest rates, volatility of the digital asset market, current and projected market prices of digital assets, in particular the digital assets underlying the Company’s ETPs, the Company’s ability to realize staking and lending income from digital assets held by the Company, the ability of DeFi Alpha to generate yield on the Company’s excess liquidity and identify and execute accretive trading opportunities, the return realized by the Company on staking and lending income, the return on management fees earned by the Company, business model of Reflexivity Research, trading volumes of Stillman Digital, successful implementation of technological upgrades at Stillman Digital, successful launch of products by Neuronomics AG, consumer interest in the Valour’s ETPs, foreign exchange rates and other macroeconomic conditions, the regulatory environment with respect to ETPs and digital assets in the jurisdictions that the Company operates in, introduction of future ETPs, “black swan events” in the digital asset industry, competitors that offer competing ETP products and market acceptance of the Company’s ETP offerings. The Company’s financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information above. Many factors may cause the Company’s actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties related to: macroeconomic factors affecting the digital asset industry, including inflation, changes in interest rates, investor confidence in digital assets; volatility of the digital assets and fluctuation in market value of digital assets; exchange rate fluctuations; any pandemic; fraud, misconduct or gross negligence by individuals within the digital asset industry; a negative regulatory environment with respect to digital assets; the Russian invasion of Ukraine and reactions thereto; the Israel-Hamas war and reactions thereto; the Company’s inability to attract purchasers of its ETPs; decrease in AUM as a result of investor selling the Company’s ETPs or a fall in the value of the underlying digital assets; Valour’s inability to launch attractive ETPs; the Valour’s inability to increase ETP sales; the Company’s inability to implement our growth strategy; the Company’s reliance on a small number of custodian and market participants to operate its ETP programs; decrease in the number of subscribers to Reflexivity Research; decrease in the number of trades or fees generated by Stillman Digital; the Company’s ability to prevent and manage information security breaches or other cyber-security threats; the Company’s ability to compete against competitors; strategic relations with third parties; changes to technologies on which ETPs are purchased and sold is reliant; Valour’s ability to distribute ETPs in jurisdictions it is not currently operating in; the Company’s ability to obtain, maintain and protect our intellectual property; the Company’s ability to execute on its acquisition strategy; the Company’s liquidity and capital resources; pending and threatened litigation and regulatory compliance; changes in tax laws and their application; the Company’s ability to expand its sales, marketing and support capability and capacity; and maintaining our customer service levels and reputation. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

# # #

For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681